SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

BIOSPECIFICS TECHNOLOGIES CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

090931106

(CUSIP Number)

Matthew J. Maletta

Endo International plc

First Floor, Minerva House, Simmonscourt Road

Ballsbridge, Dublin 4, Ireland

011-353-1-268-2000

Copy to:

Brandon Van Dyke

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1	Names of Reporting Persons Endo International plc
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 935,073 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 935,073 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 935,073 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.7% (1)
14	Type of Reporting Person CO

(1)

Beneficial ownership of the Shares (as defined herein) is being reported hereunder solely because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Support Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of beneficial ownership is based on (i) 935,073 Shares beneficially owned by the Supporting Stockholder (as defined herein) that is a party to the Support Agreement as of October 19, 2020 and (ii) 7,344,955 Shares reported outstanding as of October 19, 2020 (as set forth in the Merger Agreement referred to in this Schedule 13D).

1	Names of Reporting Persons Beta Acquisition Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 935,073 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 935,073 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 935,073 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.7% (1)
14	Type of Reporting Person CO

(1)

Beneficial ownership of the Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Support Agreement described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of beneficial ownership is based on (i) 935,073 Shares beneficially owned by the Supporting Stockholder that is a party to the Support Agreement as of October 19, 2020, and (ii) 7,344,955 Shares reported outstanding as of October 19, 2020 (as set forth in the Merger Agreement referred to in this Schedule 13D).

ITEM 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is common stock, par value $0.001 per share (the “Shares”) of BioSpecifics Technologies Corp., a Delaware corporation (“Issuer”), with its principal executive offices located at 2 Righter Parkway Delaware Corporate Center II, Wilmington, Delaware.

ITEM 2. Identity and Background.

This Schedule 13D is being jointly filed by (i) Endo International plc, a public limited company incorporated in Ireland (“Endo”), and (ii) Beta Acquisition Corp., a Delaware corporation (“Merger Sub” and, together with Endo, the “Reporting Persons”).

A Joint Filing Agreement between the Reporting Persons is attached as Exhibit 3 hereto.

Endo’s principal executive offices are located at First Floor, Minerva House, Simmonscourt Road Ballsbridge, Dublin 4, Ireland. The telephone number of Endo is 011-353-1-268-2000. Endo is a specialty branded and generics pharmaceutical company that, through its operating subsidiaries, seeks to deliver quality medicines to patients in need through excellence in development, manufacturing and commercialization.

Merger Sub’s principal executive offices are located at 1400 Atwater Drive, Malvern, Pennsylvania 19355. The telephone number of Merger Sub is (484) 216-0000. Merger Sub is a wholly-owned indirect subsidiary of Endo. Merger Sub was formed solely for the purpose of effecting the Offer (as defined herein) and the Merger (as defined herein) and has conducted no business activities other than those incidental to its formation or those contemplated by the Merger Agreement (as defined herein), and has no assets or liabilities other than those contemplated by the Merger Agreement and Support Agreement.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of any of the Reporting Persons, as applicable, is set forth on Schedule A hereto and is incorporated herein by reference. During the preceding five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Support Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by and among Endo, Merger Sub and the Supporting Stockholder. The Supporting Stockholder entered into a Support Agreement as an inducement to Endo’s and Merger Sub’s willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The Shares to which this Schedule 13D relate have not been purchased by any Reporting Person and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Support Agreement.

ITEM 4. Purpose of the Transaction.

Merger Agreement

The purpose of the Offer (as defined herein) is for Endo, through Merger Sub, to acquire control of, and the entire equity interest in, Issuer. The “Offer”, as the first step in the acquisition of Issuer, is intended to facilitate the acquisition of all outstanding Shares of Issuer. The purpose of the Merger (as defined herein) is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer.

Pursuant to the Agreement and Plan of Merger, dated as of October 19, 2020, by and among Endo, Merger Sub and Issuer (the “Merger Agreement”), and on the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”) to acquire all of Issuer’s issued and outstanding Shares at a purchase price of $88.50 per Share (the “Offer Price”), net to the holder thereof in cash, subject to reduction for any applicable withholding taxes and without interest.

Following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Endo, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) without a vote of the Issuer’s stockholders (the “Merger”). At the effective time of the Merger (the “Effective Time”), and without any action on the part of the holders of any Shares, each Share, other than any Shares (i) owned at the commencement of the Offer and immediately prior to the Effective Time by Endo, Merger Sub or the Issuer or any direct or indirect wholly-owned subsidiary thereof, (ii) irrevocably accepted for purchase pursuant to the Offer, or (iii) owned by Issuer stockholders who are entitled to demand and have properly and validly demanded their appraisal rights under Delaware law, will be automatically converted into the right to receive an amount in cash equal to the Offer Price, subject to reduction for any applicable withholding taxes and without interest.

In addition, effective as of immediately prior to the Effective Time, (i) each outstanding Issuer stock option will be automatically canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (A) the number of Shares underlying such option immediately prior to the Effective Time multiplied by (B) the amount, if any, by which the Offer Price exceeds the exercise price per share of such option, and (ii) each outstanding Issuer restricted stock unit (“RSU”) will become fully vested (to the extent unvested) and will be automatically converted into the right to receive an amount in cash equal to the product of (A) the number of Shares underlying such RSU immediately prior to the Effective Time multiplied by (B) the Offer Price, without interest and subject to any deduction for any withholding taxes.

Former holders of Shares whose Shares are purchased in the Offer will cease to have any equity interest in Issuer and will no longer participate in the future growth of Issuer. If the Merger is consummated, all current holders of Shares will no longer have an equity interest in Issuer, regardless of whether or not they tender their Shares in connection with the Offer, and instead will only have the right to receive the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger in compliance with Section 262 of the DGCL, the amounts to which such holders of Shares are entitled in accordance thereunder.

Assuming the satisfaction of the conditions set forth in the Merger Agreement, Endo expects the Merger to close in the fourth calendar quarter of 2020.

Immediately following consummation of the Merger, the Shares will no longer meet the requirements for continued listing on the Nasdaq because the only holder of the Shares will be Merger Sub. Endo, Merger Sub and Issuer have agreed to take, or cause to be taken, all actions necessary to delist the Shares from Nasdaq after the Effective Time. If the Merger takes place, Issuer will no longer be publicly traded.

At the Effective Time, the certificate of incorporation of Issuer will be amended and restated in its entirety pursuant to the terms of the Merger Agreement. As of the Effective Time, the bylaws of Issuer will be amended and restated in its entirety to be in the form of the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, subject to certain amendments specified in the Merger Agreement.

Pursuant to the Merger Agreement, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation (as defined in the Merger Agreement), the directors of Merger Sub immediately prior to the Effective Time will be, from and after the Effective Time, the initial directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time will be, from and after the Effective Time, the initial officers of the Surviving Corporation.

Merger Sub’s obligation to purchase the Shares validly tendered pursuant to the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including, among others: (i) that, immediately prior to the expiration of the Offer, there be validly tendered and not withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares then-owned by Endo, Merger Sub and their respective affiliates (if any), represents at least a majority of all then-outstanding Shares on a fully diluted basis; (ii) the expiration or termination of any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or under any other antitrust law of a governmental authority of competent and applicable jurisdiction in Ireland; (iii) the absence of any law or order prohibiting or otherwise preventing the consummation of the Offer or the Merger; and (iv) other customary conditions set forth in the Merger Agreement (collectively, the “Offer Conditions”).

The Merger Agreement contains customary representations, warranties, and covenants, including with respect to, among other things, the operation of the business of Issuer and its subsidiaries prior to the closing and, subject to certain customary exceptions, recommending that Issuer’s stockholders accept the offer and tender their Shares. In addition, Issuer has agreed to customary “no shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding alternative acquisition proposals. Notwithstanding the foregoing, Issuer may take certain actions to participate in discussions and negotiations and furnish information with respect to a written bona fide alternative acquisition proposal that Issuer’s Board of Directors (the “Board”) determines constitutes or is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement) if failing to do so would be inconsistent with the Board’s fiduciary duties under applicable law.

The Merger Agreement also provides that, in connection with a termination of the Merger Agreement under specified circumstances, including due to the entry by Issuer into a definitive agreement with respect to a Superior Proposal, or certain other triggering events, Issuer may be required to pay Endo a termination fee of $23,040,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereunder is not complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

Support Agreement

In connection with the Merger Agreement, Marital Trust U/W/O Edwin H. Wegman dated 8-10-06 (the “Supporting Stockholder”), entered into a Support Agreement with Endo and Merger Sub (the “Support Agreement”). The Support Agreement generally requires that the Supporting Stockholder validly tender all of its shares after commencement of the Offer and to vote against any action, agreement or transaction involving Issuer that can impede, interfere with or prevent the consummation of the Merger. In addition, the Supporting Stockholder has agreed to, if necessary, vote its shares:

(a) for the adoption of the Merger Agreement, in the event any vote or consent of the Issuer stockholders is required to adopt the Merger Agreement, approve the Merger or otherwise approve any of the transactions contemplated thereby;

(b) against any action or agreement that is intended or would reasonably be expected to result in the failure of any of the Offer Conditions to be satisfied;

(c) against any Acquisition Proposal (as defined in the Merger Agreement);

(d) against any other action, agreement or transaction involving Issuer that is intended, or would reasonably be expected, to impede, interfere with or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement; and

(e) against any commitment or agreement to take any action inconsistent with any of the preceding clauses (a) through (d).

The Support Agreement will terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the delivery of written notice of termination by the Supporting Stockholder to Endo and Merger Sub following any amendment, modification, change or waiver to any provision of the Merger Agreement that decreases the amount or changes the form of the cash consideration (other than adjustments in accordance with the terms of the Merger Agreement), (c) Issuer’s Board or any authorized committee thereof has effected a Company Board Recommendation Change (as defined in the Merger Agreement) in accordance with the terms and conditions of the Merger Agreement, and (d) the Effective Time.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Support Agreement, a form of which is filed as Exhibit 2 hereto and incorporated herein by reference. Schedule B lists the names and number of Shares that are beneficially owned by each Supporting Stockholder who is a party to the Support Agreement.

Confidentiality Agreement

On September 22, 2020, BioSpecifics entered into a Confidentiality Agreement with Endo, to facilitate certain discussions between the parties regarding a possible business arrangement between Endo and BioSpecifics (the “Confidentiality Agreement”). Under the Confidentiality Agreement, Endo, agreed, among other things, to keep certain non-public information concerning BioSpecifics confidential (subject to certain exceptions) for a period of 18 months from the date of the Confidentiality Agreement. Under the Confidentiality Agreement, Endo is also subject to standstill restrictions for 18 months with respect to the securities of BioSpecifics with customary fallaway provisions and permission for Endo to confidentially approach the Chief Executive Officer of BioSpecifics during the standstill period. However, notwithstanding the foregoing and pursuant to the Merger Agreement, BioSpecifics has waived such standstill restrictions with respect to any actions taken in furtherance of or to facilitate the transactions contemplated by the Merger Agreement.

The foregoing description of the Confidentiality Agreement is not complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit 4 hereto and incorporated herein by reference.

Additional Information

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, Endo has no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Offer has not yet commenced. This document is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of Issuer or any other securities, nor is it a substitute for the Offer materials that Endo and Merger Sub will file with the SEC upon commencement of the Offer. At the time the Offer is commenced, Endo and Merger Sub will file Offer materials on Schedule TO, including an Offer to Purchase, a Letter of Transmittal and related documents with the SEC, and Issuer will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The Offer to purchase all of the issued and outstanding shares of Issuer common stock will only be made pursuant to the offer to purchase, the letter of transmittal, and related documents filed as a part of the Schedule TO. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS OF ISSUER ARE URGED TO READ CAREFULLY WHEN THE OFFER MATERIALS BECOME AVAILABLE BECAUSE THE OFFER MATERIALS WILL CONTAIN IMPORTANT INFORMATION SUCH STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Endo and Merger Sub will be available free of charge on Endo’s website. In addition, security holders of Issuer may obtain free copies of the Offer materials by contacting the information agent for the Offer that will be named in the Tender Offer Statement on Schedule TO. Copies of the documents filed with the SEC by Issuer will be available free of charge on Issuer’s website.

ITEM 5. Interest in Securities of Issuer.

(a), (b)

Beneficial ownership of the Shares of Issuer’s stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Support Agreement described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any shares of common stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. As a result of the Support Agreement, the Reporting Persons and the Supporting Stockholder may also be deemed to constitute a group for purposes of Rule 13d-3 under the Act. The Reporting Persons disclaim the existence of such a group.

As a result of the Support Agreement, Endo and Merger Sub may be deemed to have shared power to vote up to 935,073 Shares in favor of approval of the Merger or in connection with certain other matters described in Item 4 above (the terms of which are incorporated herein by reference) and to have shared investment power with respect to such Shares, and thus, each Reporting Person may be deemed to be the beneficial owner of 935,073 Shares. As of October 19, 2020, all Shares that may so be deemed to be beneficially owned by the Reporting Persons constitute approximately 12.7% of the issued and outstanding Shares (based on 7,344,955 shares of common stock reported outstanding as of October 19, 2020 (as set forth in the Merger Agreement referred to in this Schedule 13D)). The Reporting Persons are not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Support Agreement, except as otherwise expressly provided in the Support Agreement. If the Reporting Persons are deemed to have formed a group with the Supporting Stockholder, the group could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate of 935,073 Shares, which constitutes 12.7% of the issued and outstanding Shares (based on 7,344,955 shares of common stock reported outstanding as of October 19, 2020 (as set forth in the Merger Agreement referred to in this Schedule 13D)).

The Supporting Stockholder has filed a separate statement of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing its required information. The Reporting Persons assume no responsibility for the information contained in any filings by any other person, including the Supporting Stockholder.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any Shares.

(c)

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of the Reporting Persons, no person other than the applicable Supporting Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)

Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of October 19, 2020, by and among Endo International plc, Beta Acquisition Corp. and BioSpecifics Technologies Corp.

Exhibit 2	Support Agreement, dated as of October 19, 2020, by and among Endo International plc, Beta Acquisition Corp and the Marital Trust U/W/O Edwin H. Wegman dated 8-10-06.

Exhibit 3	Joint Filing Agreement, dated October 29, 2020, by and among the Reporting Persons.

Exhibit 4	Confidentiality Agreement, dated as of September 22, 2020, between Endo International plc and BioSpecifics Technologies Corp.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: October 29, 2020

Endo International plc

By:	/s/ Matthew J. Maletta
Matthew J. Maletta
Executive Vice President, Chief Legal Officer and Company Secretary

Beta Acquisition Corp.

By:	/s/ Matthew J. Maletta
Matthew J. Maletta
Executive Vice President, Chief Legal Officer and Secretary

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF

ENDO INTERNATIONAL PLC AND BETA ACQUISITION CORP.

Directors and Executive Officers of Endo. The following table sets forth as to each of the directors and executive officers of Endo: his or her name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, (i) the current business address of each person is First Floor, Minerva House, Simmonscourt Road Ballsbridge, Dublin 4, Ireland, and (ii) the principal employer of each such individual is Endo International plc: the business address of which is First Floor, Minerva House, Simmonscourt Road Ballsbridge, Dublin 4, Ireland.

Name / Title of Endo	Present Principal Occupation or Employment	Citizenship
Paul V. Campanelli Chairman	Chairman of the Board of Endo	USA

Roger H. Kimmel Senior Independent Director of Endo	Vice Chairman of Rothschild Inc. 1251 Avenue of the Americas, New York, NY 10022	USA

Mark G. Barberio Director	Principal, Markapital, LLC 53 Mill Street Williamsville, New York, NY 14221	USA

Blaise Coleman Director, President and Chief Executive Officer	Director of Endo and President and Chief Executive Officer of Endo	USA

Shane M. Cooke Director	Director of Endo	Irish

Nancy J. Hutson, Ph.D. Director	Director of Endo	USA

Michael Hyatt Director	Senior Advisor to Irving Place Capital 745 Fifth Avenue, 7th Floor New York, NY 10151	USA

William P. Montague Director	Executive Chairman of the Board of Directors of Gibraltar Industries, Inc. 3556 Lake Shore Road, P.O. Box 2028, Buffalo, New York 14219	USA

M. Christine Smith, Ph.D. Director	Director of Endo	USA

Patrick Barry Executive Vice President and President, Global Commercial Operations	Executive Vice President and President, Global Commercial Operations of Endo	USA

A-1

Mark Bradley Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Endo	USA

Domenico Ciarico Executive Vice President and Chief Commercial Officer	Executive Vice President and Chief Commercial Officer, Sterile and Generics of Endo	USA

Terrance J. Coughlin Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of Endo	USA

Rahul Garella Executive Vice President, International Pharmaceuticals	Executive Vice President, International Pharmaceuticals of Endo	British

Matthew J. Maletta Executive Vice President, Chief Legal Officer and Company Secretary	Executive Vice President, Chief Legal Officer and Company Secretary of Endo	USA

Directors and Executive Officers of Merger Sub. The following table sets forth as to each of the directors and executive officers of Merger Sub: his or her name, citizenship, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, (i) the current business address of each person is 1400 Atwater Drive, Malvern, Pennsylvania, 19355, and (ii) the principal employer of each such individual is Endo International plc: the business address of which is First Floor, Minerva House, Simmonscourt Road Ballsbridge, Dublin 4, Ireland.

Name / Title of Merger Sub	Present Principal Occupation or Employment	Citizenship

Blaise A. Coleman Chairman, President and Chief Executive Officer	Director of Endo and President and Chief Executive Officer of Endo	USA

Matthew J. Maletta Executive Vice President, Chief Legal Officer and Secretary	Executive Vice President, Chief Legal Officer and Company Secretary of Endo	USA

Mark T. Bradley Director, Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Endo	USA

A-2

SCHEDULE B

Stockholder	Shares
Marital Trust U/W/O Edwin H. Wegman dated 8-10-06	935,073

TOTAL	935,073

B-1

EXHIBIT INDEX

Exhibit 1	Agreement and Plan of Merger by and among Endo International plc, Beta Acquisition Corp. and BioSpecifics Technologies Corp. dated as of October 19, 2020 (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Endo International plc on October 19, 2020).

Exhibit 2	Support Agreement, dated as of October 19, 2020, entered into with the party described in Item 4 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Endo International plc on October 19, 2020).

Exhibit 3	Joint Filing Agreement, dated October 29, 2020, by and between the Reporting Persons.

Exhibit 4	Confidentiality Agreement, dated as of September 22, 2020, between Endo International plc and BioSpecifics Technologies Corp.